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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                        KASH N' KARRY FOOD STORES, INC.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                   48577P106
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                                (CUSIP number)

                            Jennifer Holden Dunbar
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                        Los Angeles, California  90071
                                (213) 625-0005
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 14, 1996
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)
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  CUSIP NO. 48577P106                   13D                PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GREEN EQUITY INVESTORS, L.P.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,286,066

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,286,066

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,286,066

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.7%

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      TYPE OF REPORTING PERSON*
14
      PN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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          Reference is made to that certain Schedule 13D (the "Schedule"), dated
December 29, 1994, Amendment No. 1 thereto, dated February 9, 1995, and
Amendment No. 2 thereto, dated February 9, 1995, filed by Green Equity
Investors, L.P., a Delaware limited partnership ("GEI"). Items 3, 4 and 5 of the Schedule, as Amended, are hereby amended in their entirety as follows
(unless otherwise indicated, defined terms have the same meaning as previously set forth in the Schedule):


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          GEI had acquired shares of Common stock in the following transactions:

          (a) In connection with the First Amended Plan of Reorganization of Kash n' Karry (the "Plan") confirmed by the United States Bankruptcy Court on December 29, 1994, on the effective date of the Plan, GEI acquired 465,000 shares of Common Stock for an aggregate of $10,000,000 in cash;

          (b) Prior to the consummation of the Plan, GEI purchased, in the market in privately negotiated transactions, $7,666,000 principal amount of 14% Subordinated Debentures due February 1, 2001, for an aggregate cash consideration of $2,912,868 which, after the Plan was consummated, were converted into 192,378 shares of Common Stock;

          (c) GEI acquired 200,000 shares in Common Stock, par value $01 per share ("Common Stock"), of Kash n' Karry Food Stores, Inc. in the market for an aggregate cash consideration of $3,395,425, the source of which was capital contributions from the partners of GEI; and

          (d) GEI received 428,688 shares in connection with the 3 for 2 stock split on July 17, 1995.

          The source of all such purchases was from capital contributions of the partners of GEI.


ITEM 4.   PURPOSE OF TRANSACTION

          GEI acquired the shares of Common Stock for investment purposes. On October 14, 1996, the general partner of GEI, Leonard Green & Associates, L.P., a Delaware limited partnership ("LG&A") (formerly, Leonard Green & Partners, L.P.) notified the partners of GEI that, on or about October 25, 1996, it intends to distribute shares of Kash n' Karry to each of the partners in accordance with their proportionate interests in the Partnership. Upon completion of this distribution, John G. Danhakl and Jennifer Holden Dunbar, executive officers of LG&A, intend to resign from the board of directors of Kash n' Karry.
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) GEI is the beneficial owner of 1,286,066 shares, or 27.5%, of the outstanding Common Stock of Kash n' Karry.

          (b) GEI has sole voting and dispositive power with respect to the shares of Common Stock held by it. The sole general partner of GEI, LG&A has the power to direct the voting and investment of securities held by GEI. The address of LG&A is 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. The general partners of LG&A (collectively, the "LG&A Partners") are GANMAX, Inc. (a corporation controlled by Gregory J. Annick), Willow III, Inc. (a corporation controlled by Jennifer Holden Dunbar), Tardy-Green, Inc., and Jonathan D. Sokoloff, and each of their addresses is c/o LGP, 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. LG&A, as general partner of Green Equity, and the LG&A Partners, as general partners of LG&A, may be deemed to share beneficial ownership of the shares beneficially owned by Green Equity, but disclaim any such beneficial ownership.

          (c) GEI has not had any transactions in the Common Stock within the last 60 days.

          (d)  See (b), above.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as referred to in of Item 5 (b), there are no contracts, arrangements, understandings or relationships between GEI and any other person with respect to any securities of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.
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                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1996               GREEN EQUITY INVESTORS, L.P.,
                                       a Delaware limited partnership

                                       By:  LEONARD GREEN & ASSOCIATES,
                                       a Delaware limited partnership, its
                                       General Partner


                                       By: /s/ Jennifer Holden Dunbar
                                           ------------------------------------
                                             Jennifer Holden Dunbar,
                                             President, Willow III, Inc.
                                             a General Partner of
                                             Leonard Green & Associates, L.P.